

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2015

Mail Stop 4631

Via E-mail
Mrs. Rose M. Sparks
Chief Financial Officer
FutureFuel Corp.
8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105

> RE: **FutureFuel Corp.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **Response Dated September 15, 2015**
> **File No. 1-35103**

Dear Mrs. Sparks:

We have reviewed your September 15, 2015 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results…page 34

Fiscal Year Ended December 31, 2014 Compared to Fiscal Year…, page 36

1. We note your response to prior comment two. You indicate that you excluded expenses that may require cash settlement from your non-GAAP liquidity measure as they were included in the exception provided for interest, taxes, depreciation and amortization. Pursuant to Item 10(e)(1)(ii)(A) of Regulation S-K, a registrant must not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures **EBIT** and **EBITDA**. This provision only relates to the adjustments specified by those acronyms. It continues to appear to us that it is not

appropriate to exclude expenses that required, or may require cash settlement from a non-GAAP liquidity measure. Please revise your disclosures in future filings. Alternatively, if you present Adjusted EBITDA because it is a material term identified in a material credit agreement, please revise your disclosures in future filings to comply with our response to Question 102.09 of the C&DIs related to Non-GAAP Financial Measures.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction